EXHIBIT 28



             FOR:        SIERRA TAHOE BANCORP

             APPROVED BY:    William T. Fike
                         President and Chief Executive Officer
                         (916) 582-3000

             CONTACT:    Morgen-Walke Associates
                         Doug Sherk, Jenifer Kirtland, David Gennarelli
                         (415) 296-7383
                         Elissa Grabowski, Jill Ruja
                         (212) 850-5600

For Immediate Release

   SIERRA TAHOE BANCORP CONSOLIDATES CALIFORNIA BRANCH OFFICES

TRUCKEE, CA (January 2, 1996) - Sierra Tahoe Bancorp (Nasdaq: STBS) announced today that it will be closing the Truckee River Bank (TRUCKEE RIVER BANK) branch located in the Crescent V Shopping Center in South Lake Tahoe, California and transferring its customer accounts and safe deposit boxes to the Truckee River Bank Bijou branch, located approximately one mile away, also in South Lake Tahoe. As a result, the Company will incur a one-time pre-tax charge of $530,000 in the fourth quarter ended December 31, 1995. This represents $0.12 per share (primary, after-tax). The transaction is subject to regulatory approval.
     "The consolidation of the Crescent V branch operation into the Bijou branch reflects our strategy to operate the branch network as efficiently and cost-efficiently and cost-effectively as possible," said William T. Fike, president and chief executive officer. "The financial performance of the Crescent V branch operation was below our expectations. By combining the businesses, we significantly increase the size of the deposit base at the Bijou branch and will be able to maintain the high level of quality service to our customers more cost-effectively. We anticipate savings of approximately $0.07 per share in 1996 as a result of this consolidation. With the closing, Truckee River Bank now operates through nine branch offices."
     Sierra Tahoe Bancorp is the holding company for Truckee River Bank in Truckee, California and Sierra Bank of Nevada in Reno, Nevada.